Exhibit (d)(12)

AMERICAN GENERAL LIFE INSURANCE COMPANY

CHRONIC ILLNESS ACCELERATED DEATH BENEFIT RIDER

This Rider is issued as part of the Policy to which it is attached.

ANY BENEFIT PAID UNDER THIS RIDER WILL IMPACT THE POLICY. THE SPECIFIED AMOUNT, POLICY VALUES AND LOAN VALUES WILL BE REDUCED IF AN ACCELERATED DEATH BENEFIT IS PAID. THE IMPACT ON THE POLICY IS DISCUSSED IN THE IMPACT ON POLICY PROVISION OF THIS RIDER. YOU SHOULD CONTACT YOUR PERSONAL TAX ADVISOR FOR SPECIFIC ADVICE BEFORE EXERCISING THIS BENEFIT. PAYMENTS RECEIVED UNDER THIS CHRONIC ILLNESS ACCELERATED DEATH BENEFIT RIDER ARE NOT PART OF A HEALTH, LONG TERM CARE, OR NURSING HOME INSURANCE POLICY AND MAY NOT BE SUFFICIENT TO COVER MEDICAL, NURSING HOME OR OTHER BILLS.

ALL PROVISIONS OF THE POLICY THAT DO NOT CONFLICT WITH THIS RIDER APPLY TO THIS RIDER. WHERE THERE IS ANY CONFLICT BETWEEN THE RIDER PROVISIONS AND THE POLICY PROVISIONS, THE RIDER PROVISIONS PREVAIL.

Accelerated Benefits. While the Policy to which this Rider is attached is in force, You may request Accelerated Benefits if the Insured is Chronically Ill as defined in this Rider and all eligibility requirements under this Rider are met. Only the Insured under the Policy is covered by this Rider. Accelerated Benefits are paid to You, or Your estate, prior to the death of the Insured. You may choose monthly benefit payments or the Lump Sum Option. The Accelerated Benefit payments may be used for any purpose. No Accelerated Benefit will be payable on the basis of any other rider attached to the Policy.

Activities of Daily Living. The term “Activities of Daily Living” means the following self-care functions:

1.	Bathing: Washing oneself by sponge bath, or in either a tub or shower, including the task of getting into or out of the tub or shower.

2.

Continence: The ability to maintain control of bowel and bladder functions; or, when unable to maintain control of bowel or bladder functions, the ability to perform the associated personal hygiene (including caring for catheter or colostomy bag).

3.	Dressing: Putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

4.	Eating: Feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table), or by feeding tube, or intravenously.

5.	Toileting: Getting to and from the toilet, getting on and off the toilet and performing associated personal hygiene.

6.	Transferring: Moving into or out of a bed, chair, or wheelchair.

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Benefit Period. The term “Benefit Period” means:

1.

The initial 12-month period commencing with the first monthly deduction day after We approve a request for an Accelerated Benefit and all of the conditions in the Eligibility for Benefits provision have been met; and

2.

Each subsequent 12-month period which begins on the first monthly deduction day following: (i) the ending of the most recent Benefit Period; (ii) documentation of Re-certification and; (iii) the completion of all of the other conditions in the Eligibility for Benefits provision of this Rider.

Certified/Certification. The terms “Certified” and “Certification” mean written documentation from a Licensed Health Care Practitioner certifying that the Insured is Chronically Ill. The written documentation must be provided at the Owner’s or Insured’s expense.

We reserve the right to obtain a second medical opinion from a Licensed Health Care Practitioner and/or additional medical records of the Insured at Our expense. In the event of conflicting opinions, Certification or Re-certification shall be determined by a third medical opinion from a Licensed Health Care Practitioner who is mutually acceptable to both You and Us.

Chronically Ill. The term “Chronically Ill” means that the Insured has been Certified or Re-certified by a Licensed Health Care Practitioner within the preceding 12-month period as:

1.

Being permanently unable to perform, without Substantial Assistance from another person, at least two Activities of Daily Living for a period equal to or greater than the Elimination Period due to a loss of functional capacity; or

2.	Requiring Substantial Supervision to protect the Insured from threats to health and safety due to permanent Severe Cognitive Impairment.

Elimination Period. The term “Elimination Period” means a period of consecutive days, as shown on the Rider Schedule, which must expire before the Insured becomes eligible for one or more Accelerated Benefit payments.

Such period begins on the day We receive Certification or Re-certification that the Insured is Chronically Ill.

Hands-on-Assistance. The term “Hands-on-Assistance” means the physical assistance of another person without which the Insured would be unable to perform any Activities of Daily Living.

Immediate Family Member. The term “Immediate Family Member” means Your or the Insured’s:

1.	Spouse; or

2.	Parents; or

3.	Brothers and sisters; or

4.	Children by blood, adoption or marriage.

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Licensed Health Care Practitioner. The term “Licensed Health Care Practitioner” means any of the following who is not an Immediate Family Member:

1.	A Physician; or

2.	A registered professional nurse; or

3.	A licensed social worker; or

4.	Any other individual who meets such requirements as may be prescribed by the Secretary of the Treasury of the United States.

Licensed Health Care Practitioner does not mean:

1.	You; or

2.	The Insured; or

3.	A person who lives with You or the Insured.

Physician. The term “Physician” (as defined in section 1861(r)(1) of the Social Security Act) means a doctor of medicine or osteopathy legally authorized to practice medicine or surgery by the state in which he or she performs such function or action. Physician does not mean:

1.	You; or

2.	The Insured; or

3.	A person who lives with You or the Insured; or

4.	A person who is an Immediate Family Member.

Re-certified/Re-certification. The terms “Re-Certified” and “Re-certification” mean Certification, at Our expense, documented in a manner acceptable to Us prior to the start of each Benefit Period after the first Benefit Period.

Severe Cognitive Impairment. The term “Severe Cognitive Impairment” means a loss or deterioration in intellectual capacity that is comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia and is measured by clinical evidence and standardized tests that reliably measure impairment in the person’s:

1.	Short-term or long-term memory; and

2.	Orientation as to people, places or time; and

3.	Deductive or abstract reasoning.

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Standby Assistance. The term “Standby Assistance” means the presence of another person within arm’s reach of the Insured that is necessary, by physical intervention, to prevent injury to the Insured while the Insured is performing the Activities of Daily Living.

Substantial Assistance. The term “Substantial Assistance” means either Hands-on-Assistance or Standby Assistance.

Substantial Supervision. The term “Substantial Supervision” means continual supervision (which may include cueing by verbal prompting, gestures, or demonstrations) by another person that is necessary to protect the Insured from threats to the Insured’s health or safety (including, but not limited to, such threats as may result from wandering).

Eligibility for Benefits. While the Policy and this Rider are in force, You will become eligible, each Benefit Period, for Accelerated Benefit payments during the life of the Insured when each of the following conditions is met:

1.	We receive and approve Your written request for an Accelerated Benefit under this Rider; and

2.	We receive and accept the Certification or Re-certification; and

3.	We receive written consent from any irrevocable beneficiaries or assignee of record for Accelerated Benefits; and

4.	The Elimination Period, unless waived, has expired; and

5.	The Insured is Chronically Ill at the time a benefit payment is made; and

6.

If this Rider is attached to a variable life insurance policy, You fulfill the requirements, if any, regarding limitations on the availability of certain investment options while receiving benefit payments; and

7.

If this Rider is attached to a fixed indexed interest life insurance policy, You fulfill the requirements, if any, regarding limitations on the availability of certain fixed indexed interest accounts while receiving benefit payments.

No benefits will be payable for any time period prior to the initial Benefit Period that results after You meet the eligibility requirements of this provision.

Waiver of Elimination Period. The Elimination Period may be waived by Us for Benefit Periods after the first. Any waiver depends on the length of time that has passed from the end of the prior Benefit Period to the date We receive Re-certification. Solely for the purpose of establishing the criteria for waiver of the Elimination Period, the following requirements apply:

1.

If the number of days that has passed is less than the number of days in the Elimination Period, We will consider the Chronic Illness to be a continuation from the prior Benefit Period and no new Elimination Period will have to be satisfied.

2.	If the number of days that has passed is equal to or greater than the number of days in the Elimination Period, a new Elimination Period will have to be satisfied.

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Lifetime Maximum Benefit. The Lifetime Maximum Benefit is equal to:

1.	The lesser of (a) and (b) where:

(a)

Equals the Lifetime Maximum Benefit Percentage multiplied by the Death Benefit (excluding riders/endorsements) at the time all of the conditions in the Eligibility for Benefits provision are first satisfied; and

(b)	Equals the Lifetime Dollar Limitation;

2.	Reduced by any outstanding lien against the Policy resulting from any other accelerated death benefit endorsement or rider attached to the Policy.

The Lifetime Maximum Benefit Percentage and the Lifetime Dollar Limitation are shown on the Rider Schedule.

The Lifetime Maximum Benefit will be reduced by the amount of each Monthly Benefit when it is paid to You. The amount of each Monthly Benefit is calculated prior to any adjustment for policy loan repayment or any discount under the Lump Sum Option.

Monthly Benefit. The Monthly Benefit is the amount paid each month beginning on the first monthly deduction day following the date that the Insured becomes eligible for Monthly Benefits.

For each Benefit Period, You may, by written request to Us, select the Monthly Benefit amount. Such amount must not be less than the Minimum Monthly Benefit, shown on the Rider Schedule, or more than the Maximum Monthly Benefit. If you do not select a Monthly Benefit amount, the Monthly Benefit will be the Maximum Monthly Benefit. However, if the Maximum Monthly Benefit amount would result in Our paying You fewer than 12 monthly payments, We will calculate the Monthly Benefit amount for payments to be paid for 12 consecutive months.

Maximum Monthly Benefit. The Maximum Monthly Benefit that You selected is shown on the Rider Schedule. If You selected the monthly equivalent of the per diem limitations declared by the Internal Revenue Service, the Maximum Monthly Benefit is the lesser of:

1.	The monthly equivalent of the per diem limitations declared by the Internal Revenue Service at the time all of the conditions in the Eligibility for Benefits provision are first satisfied; and

2.

The monthly equivalent of the per diem limitations declared by the Internal Revenue Service on the Rider Date of Issue, increased annually by the Annual Increase Percentage shown on the Rider Schedule.

If You selected a percentage of the Lifetime Maximum Benefit, the Maximum Monthly Benefit amount is the least of:

1.

The Maximum Monthly Benefit percentage, shown on the Rider Schedule, multiplied by the Lifetime Maximum Benefit at the time all of the conditions in the Eligibility for Benefits provision are first satisfied; and

2.	The monthly equivalent of the per diem limitations declared by the Internal Revenue Service at the time all of the conditions in the Eligibility for Benefits provision are first satisfied; and

ICC13-13600	Page 5

3.

The monthly equivalent of the per diem limitations declared by the Internal Revenue Service on the Rider Date of Issue, increased annually by the Annual Increase Percentage shown on the Rider Schedule.

Changes to the Monthly Benefit. You may change the Monthly Benefit amount, by written request, at the beginning of each Benefit Period. Your written request to change the Monthly Benefit amount must be provided at least 90 days in advance of the beginning of the next Benefit Period. Any change in the Monthly Benefit cannot cause the Monthly Benefit to exceed the Maximum Monthly Benefit. We will adjust the final Monthly Benefit payment so as not to exceed the Lifetime Maximum Benefit.

Lump Sum Option. For any Benefit Period, You may request the Lump Sum Option instead of any other benefit. To change from the Lump Sum Option to Monthly Benefit payments, You must provide a written request to Us at least 90 days in advance of the beginning of the next Benefit Period.

The lump sum will equal the sum of the present value of the Monthly Benefit (before any adjustment for loans) payable each month during the Benefit Period. The maximum interest rate used by Us in calculating the present value will not exceed the greater of:

1.	The current yield on 90-day U.S. Treasury Bills; and

2.	The current maximum statutory adjustable policy loan interest rate.

Waiver of Monthly Deduction. The Policy’s monthly deductions and the continuation guarantee account’s monthly deductions, if any, will be waived beginning on the date Monthly Benefits begin under this Rider and will continue while the conditions for Eligibility for Benefits are met.

Claims. A written request for benefits must be submitted to Us. Upon receipt of the request, We will mail a claim form to You within 15 working days. If the claim form is not sent within this 15-day period, and You provide proof that the Insured is Chronically Ill in a format other than Our claim form, You will be deemed to have complied with the claim requirement. Such proof must include, but is not limited to, a Certification or Re-certification statement signed by a Licensed Health Care Practitioner certifying that the Insured is Chronically Ill. We will pay benefits immediately upon receipt of due written proof of eligibility.

Impact of Changes in the Specified Amount. If the Specified Amount of the Policy is increased under the terms of the Policy, the Lifetime Maximum Benefit may also be increased, subject to the Lifetime Dollar Limitation. We will require an application and evidence of insurability satisfactory to Us for any increase in the Lifetime Maximum Benefit. An increase will be effective on the monthly deduction day on or next following the date the application for increase is approved by Us.

If the Specified Amount of the Policy is reduced, the Lifetime Maximum Benefit may be reduced. No increases in Specified Amount are permitted during any Benefit Period.

Impact on Policy. Each Monthly Benefit payment will reduce certain policy components by a proportional amount. This proportion will equal the Monthly Benefit payment, before reduction for repayment of policy loans, divided by the Death Benefit immediately before the payment. The components that will be reduced by this provision are:

1.	Accumulation Value; and

2.	Specified Amount; and

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3.	Surrender Charges, if any; and

4.	Continuation guarantee account value, if any; and

5.	Monthly Guarantee Premium, if any; and

6.	Policy loan amount, if any.

An amount equal to the reduction in policy loan value will be applied as a loan repayment, and thus will reduce the Accelerated Benefit payments.

If a Death Benefit Option for the Policy other than the Level Death Benefit is in effect, the Death Benefit Option will be changed to the Level Death Benefit prior to the first Accelerated Benefit payment. No further Death Benefit Option changes are permitted during any Benefit Period.

Effects of Accelerated Benefit Payments. You should consider that receiving or having the contractual right to receive any Accelerated Benefit payment may affect Your eligibility for Medicaid, Supplemental Security Income (SSI), or other government benefits or entitlements. You are advised to contact the Medicaid Unit of Your local Department of Public Welfare and the Social Security Administration for more information. If You initiate an Accelerated Benefit claim during the contestability period of the Policy to which this Rider is attached or the contestability period of a reinstatement of the Policy, the entire Policy may be rescinded if any material misrepresentation of any information was made on the insurance application for the Policy or on an applicable reinstatement application. Similarly, if You initiate an Accelerated Benefit claim during the contestability period of an increase in the Specified Amount, that increase may be rescinded if any material misrepresentation of any information was made on the insurance application for the increase in Specified Amount.

Rider Cost of Insurance. The monthly cost of insurance for this Rider will be added to the Monthly Deduction for the Policy. The Maximum Rider Cost of Insurance Rates Per Unit are shown on the Rider Schedule. We can use Rider cost of insurance rates that are lower than the maximum rates. Any change in rates will apply to all Riders in the same premium class as this Rider.

How We Calculate The Cost of Insurance For This Rider. We calculate the cost of insurance for this Rider on each monthly deduction day. The Rider cost of insurance is equal to:

1.	The applicable Rider cost of insurance rate per unit; multiplied by

2.	The Rider Net Amount At Risk; divided by

3.	1,000.

The Rider Net Amount at Risk under this provision is equal to the least of:

1.	The Lifetime Maximum Benefit Percentage, multiplied by the Death Benefit on the monthly deduction day; and

2.	The remaining Lifetime Maximum Benefit on the monthly deduction day; and

3.	The Net Amount at Risk for the Policy to which this Rider is attached on the monthly deduction day.

ICC13-13600	Page 7

How We Calculate The Cost of Insurance For the Continuation Guarantee Account For This Rider.

If the Policy to which this Rider is attached contains a continuation guarantee account, the Rider cost of insurance for the continuation guarantee account is equal to:

1.	The applicable Rider cost of insurance rate per unit; multiplied by

2.	The Rider Net Amount At Risk; divided by

3.	1,000.

The Rider Net Amount at Risk under this provision is equal to the least of:

1.	The Lifetime Maximum Benefit Percentage, multiplied by the Death Benefit on the monthly deduction day; and

2.	The remaining Lifetime Maximum Benefit on the monthly deduction day; and

3.	The continuation guarantee account’s Net Amount at Risk for the Policy to which this Rider is attached on the monthly deduction day.

Report to Owner. Upon the initial election of any Accelerated Benefit, We will provide You, and any irrevocable beneficiary, with a statement which outlines the effect of the Accelerated Benefit payments on the Policy as described in the Impact on Policy provision of this Rider.

Not Contestable after Two Years. We will not contest payment of any Accelerated Benefit after this Rider has been in force during the Insured’s lifetime for two (2) years from the Rider Date of Issue. If the Policy to which this Rider is attached is reinstated, this Rider will not be contested after it has been in force during the Insured’s lifetime for two (2) years following the date We approve Your reinstatement application.

Suicide Exclusion. If You receive any Accelerated Benefit payment under this Rider and the Insured commits suicide, while sane or insane, within two (2) years from the Rider Date of Issue or the date We approve Your reinstatement application, the Death Benefit under the Policy will be as described in the Suicide Exclusion provision of the Policy less any Accelerated Benefit payments and accrued interest and may be zero.

Reinstatement. If the Policy and this Rider terminate at the same time, and the Policy is reinstated, this Rider will also be reinstated, subject to evidence of insurability provided to Us.

Limitations. The Accelerated Benefit will be subject to the following limitations:

1.

This benefit is not intended to allow third parties to cause You to involuntarily access the Policy proceeds payable to the named Beneficiary. Therefore, the Accelerated Benefit will not be available if You are required to request it for any third party, including any creditor, government agency, trustee in bankruptcy or any other person or as the result of a court order.

2.

If the Insured dies after a request for any Accelerated Benefit has been submitted and before You receive an Accelerated Benefit payment, such request will be voided and the Policy’s Death Benefit will be payable.

3.

If the Insured dies before all Accelerated Benefit payments have been received, all remaining payments will be voided and the Policy’s Death Benefit will be payable, subject to all other Policy provisions.

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Termination. This Rider will terminate upon the earliest of:

1.	The date the Policy terminates; or

2.	Any date requested by You in writing, as long as such date is within the period during which a cost of insurance for the Rider is payable; or

3.	The date We approve a written request from You under an accelerated death benefit rider attached to the Policy to accelerate the Policy’s Death Benefit because of the Insured’s terminal illness; or

4.	The date the Lifetime Maximum Benefit equals zero; or

5.	The date a partial surrender or a new policy loan is taken under the Policy during a Benefit Period.

Termination of this Rider shall not preclude the payment of benefits if the covered loss is sustained and all of the conditions in the Eligibility of Benefits provision are met while this Rider is in force.

The effective date of this Rider is the Rider Date of Issue.

President

© American International Group Inc, All Rights Reserved.

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RIDER SCHEDULE

Insured:	[John Doe]

Insurance Age:	[35]

Rider Date of Issue:	[August 16, 2013]

Elimination Period:	[90] days

Lifetime Maximum Benefit Percentage:	[100]%

Lifetime Dollar Limitation:	$[5,000,000]

Maximum Monthly Benefit:	The least of:	(1)	the monthly equivalent of the per diem limitations declared by the Internal Revenue Service at the time all of the conditions in the Eligibility for Benefits provision are first satisfied; and

		(2)	the monthly equivalent of the per diem limitations declared by the Internal Revenue Service on the Rider Date of Issue, increased annually by the Annual Increase Percentage; [and

		(3)	[4.00]% of the Lifetime Maximum Benefit.]

Annual Increase Percentage:	[4.00]%

Minimum Monthly Benefit:	$[1,000.00]

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Rider Schedule Continued

MAXIMUM RIDER COST OF INSURANCE PER UNIT

POLICY YEAR	COST OF INSURANCE	POLICY YEAR	COST OF INSURANCE

[1	0.2400	44	0.2400
2	0.2400	45	0.2400
3	0.2400	46	0.2400
4	0.2400	47	0.2400
5	0.2400	48	0.2400
6	0.2400	49	0.2400
7	0.2400	50	0.2400
8	0.2400	51	0.2400
9	0.2400	52	0.2400
10	0.2400	53	0.2400
11	0.2400	54	0.2400
12	0.2400	55	0.2400
13	0.2400	56	0.2400
14	0.2400	57	0.2400
15	0.2400	58	0.2400
16	0.2400	59	0.2400
17	0.2400	60	0.2400
18	0.2400	61	0.2400
19	0.2400	62	0.2400
20	0.2400	63	0.2400
21	0.2400	64	0.2400
22	0.2400	65	0.2400
23	0.2400	66	0.2400
24	0.2400	67	0.2400
25	0.2400	68	0.2400
26	0.2400	69	0.2400
27	0.2400	70	0.2400
28	0.2400	71	0.2400
29	0.2400	72	0.2400
30	0.2400	73	0.2400
31	0.2400	74	0.2400
32	0.2400	75	0.2400
33	0.2400	76	0.2400
34	0.2400	77	0.2400
35	0.2400	78	0.2400
36	0.2400	79	0.2400
37	0.2400	80	0.2400
38	0.2400	81	0.2400
39	0.2400	82	0.2400
40	0.2400	83	0.2400
41	0.2400	84	0.2400
42	0.2400	85	0.2400
43	0.2400	86	0.2400]

ICC13-13600	Page 11